

Mail Stop 3720

January 16, 2009

Mr. Heera Lee
Director of Finance and Principal Financial Officer
AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

>   **RE: AML Communications, Inc.**
>   **Form 10-KSB for the fiscal year ended March 31, 2008**
>   **Filed June 30, 2008**
>   **File No. 000-27250**

Dear Mr. Lee:

      We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended March 31, 2008
Item 6. Management's Discussion and Analysis or Plan of Operations
Results of Operations, page 16

1. Please revise to provide a discussion of your loss before income taxes and minority interest and your net income. Further, provide a discussion of the changes in each segment's measure of profit or loss.

Contractual Obligations, page 18

2. Please revise your table to include your line of credit and long-term notes payable.

Consolidated Statements of Income, page 29

3. We note that you have reversed material portions of your valuation account for deferred tax assets in the years ended March 31, 2008 and March 31, 2007. Please provide us with a more detailed analysis of the factors that you considered in the reversals of your valuation allowances. Refer to your basis in SFAS 109.

2. Summary of Significant Accounting Policies
Depreciation and Amortization, page 33

4. We note that you amortize your leasehold improvements over the life of the lease. Please confirm to us that you are in fact amortizing the leasehold improvements over the shorter of the life of the improvements or the life of the lease.

9. Acquisition of Mica-Tech's Remaining Interest, page 53

5. Please tell us why the consideration paid in cash of $801,000 is not reflected as such in the consolidated statements of cash flows under investing activities.

6. Please clarify your disclosures to explain the "loss from operations from April 11, 2007 – February 19, 2008" that contributed to negative goodwill. Include a discussion of what this amount is related to and refer to your basis in the literature that supports your accounting.

Signatures

7. In future filings, please identify which officer is signing on behalf of the registrant in the capacity of principal financial officer. See General Instruction C(2) of Form 10-KSB and General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-KSB

Executive Compensation

8. Please confirm that the amounts included in the option awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. In addition, disclose all assumptions made in the valuation of awards in the option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial

statements, or discussion in management's discussion and analysis. See Item 402(b)(2)(vi) and Instruction 1 to Item 402(b)(2)(vi) of Regulation S-B. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-B Item 402(f), which refers to Instruction 1 to Item 402(b)(2)(vi).

9. In future filings, provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. See Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions

10. Explain to us why the amended and restated promissory noted in the principal amount of $522,0000 between you and your former president and major stockholder that was entered into in February 2008 was not disclosed as a related person transaction. See Item 404(a) of Regulation S-B.

Code of Ethics

11. Please confirm that your Code of Business Conduct and Ethics policy applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. See Item 406(a) of Regulation S-B.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief